                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                             Hilite Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   43153 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Joseph W. Carreras
                              Hilite Holdings, LLC
                              Hilite Mergeco, Inc.
                                 Terminal Square
                                50 Public Square
                                   32nd Floor
                              Cleveland, Ohio 44113
                                 (216) 771-6700

                                 with a copy to:

    Edward R. Mandell, Esq.                        Christopher M. Kelly, Esq.
    Jordan A. Horvath, Esq.                        Patrick J. Leddy, Esq.
    Parker Chapin Flattau & Klimpl, LLP            Jones, Day, Reavis & Pogue
    1211 Avenue of the Americas                    901 Lakeside Avenue
    New York, New York 10036                       Cleveland, Ohio 44114
    (212) 704-6000                                 (216) 586-3939
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 26, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d- 1(f) or Rule 13d-1(g), check the following box. |_|

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 2 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Hilite Holdings, LLC

-----------------------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  State of Delaware

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:  None
Shares
Beneficially      ------------------------------------------------------------------------------------------------------------------
Owned             8        Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per share**
by Each
Reporting         ------------------------------------------------------------------------------------------------------------------
Persons with      9        Sole Dispositive Power:  None

                  ------------------------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  75.7% **

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           OO
-----------------------------------------------------------------------------------------------------------------------------------

     *   SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 3 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Hilite Mergeco, Inc.

-----------------------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  State of Delaware

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7       Sole Voting Power:  None
Shares
Beneficially     -------------------------------------------------------------------------------------------------------------------
Owned             8       Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per Share**
by Each
Reporting        -------------------------------------------------------------------------------------------------------------------
Persons with      9       Sole Dispositive Power:  None

                 -------------------------------------------------------------------------------------------------------------------
                  10      Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per Share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  75.7%**

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                            CO

-----------------------------------------------------------------------------------------------------------------------------------

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 4 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  James E. Lineberger, Jr. Trust

-----------------------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  State of Connecticut

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:  None
Shares
Beneficially      ------------------------------------------------------------------------------------------------------------------
Owned             8        Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per share**
by Each
Reporting         ------------------------------------------------------------------------------------------------------------------
Persons with      9        Sole Dispositive Power: None

                  ------------------------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  75.7%**

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           OO

-----------------------------------------------------------------------------------------------------------------------------------

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 5 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Geoffry S. Lineberger Trust

-----------------------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  State of Connecticut

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:  None
Shares
Beneficially      ------------------------------------------------------------------------------------------------------------------
Owned             8        Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per share**
by Each
Reporting         ------------------------------------------------------------------------------------------------------------------
Persons with      9        Sole Dispositive Power: None

                  ------------------------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  75.7%**

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           OO

-----------------------------------------------------------------------------------------------------------------------------------

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 6 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Christopher Lineberger Trust

-----------------------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  State of Connecticut

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:  None
Shares
Beneficially      ------------------------------------------------------------------------------------------------------------------
Owned             8        Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per share**
by Each
Reporting         ------------------------------------------------------------------------------------------------------------------
Persons with      9        Sole Dispositive Power: None

                  ------------------------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  75.7%**

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           OO

-----------------------------------------------------------------------------------------------------------------------------------

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 7 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  The Brady Family Limited Partnership

-----------------------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  State of Illinois

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:  None
Shares
Beneficially      ------------------------------------------------------------------------------------------------------------------
Owned             8        Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per share**
by Each
Reporting         ------------------------------------------------------------------------------------------------------------------
Persons with      9        Sole Dispositive Power: None

                  ------------------------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  75.7%**

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           OO

-----------------------------------------------------------------------------------------------------------------------------------

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 8 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Samuel M. Berry

-----------------------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:  None
Shares
Beneficially      ------------------------------------------------------------------------------------------------------------------
Owned             8        Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per share**
by Each
Reporting         ------------------------------------------------------------------------------------------------------------------
Persons with      9        Sole Dispositive Power: None

                  ------------------------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  75.7%**

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN

-----------------------------------------------------------------------------------------------------------------------------------

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 9 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Chris A. Curto

-----------------------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:  None
Shares
Beneficially      ------------------------------------------------------------------------------------------------------------------
Owned             8        Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per share**
by Each
Reporting         ------------------------------------------------------------------------------------------------------------------
Persons with      9        Sole Dispositive Power: None

                  ------------------------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  75.7%**

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN

-----------------------------------------------------------------------------------------------------------------------------------

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 10 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Arthur D. Johnson

-----------------------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:  None
Shares
Beneficially      ------------------------------------------------------------------------------------------------------------------
Owned             8        Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per share**
by Each
Reporting         ------------------------------------------------------------------------------------------------------------------
Persons with      9        Sole Dispositive Power: None

                  ------------------------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  75.7%**

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN

-----------------------------------------------------------------------------------------------------------------------------------

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 11 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Ronald E. Reinke

         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:  None
Shares
Beneficially      ------------------------------------------------------------------------------------------------------------------
Owned             8        Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per share**
by Each
Reporting         ------------------------------------------------------------------------------------------------------------------
Persons with      9        Sole Dispositive Power: None

                  ------------------------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  75.7%**

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN

-----------------------------------------------------------------------------------------------------------------------------------

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 12 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Donald M. Maher

-----------------------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:  None
Shares
Beneficially      ------------------------------------------------------------------------------------------------------------------
Owned             8        Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per share**
by Each
Reporting         ------------------------------------------------------------------------------------------------------------------
Persons with      9        Sole Dispositive Power: None

                  ------------------------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  75.7%**

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN

-----------------------------------------------------------------------------------------------------------------------------------

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 13 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Willie Vercher

-----------------------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:  None
Shares
Beneficially      ------------------------------------------------------------------------------------------------------------------
Owned             8        Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per share**
by Each
Reporting         ------------------------------------------------------------------------------------------------------------------
Persons with      9        Sole Dispositive Power: None

                  ------------------------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11):  75.7%**

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN

-----------------------------------------------------------------------------------------------------------------------------------

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** See Item 5 below.

   CUSIP NO. 43153 10 1                     SCHEDULE 13D                                         Page 14 of 18

-----------------------------------------------------------------------------------------------------------------------------------
         1        Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)

                  Dr. Krishnamurthy Sundararajan

-----------------------------------------------------------------------------------------------------------------------------------
         2        Check the Appropriate Box if a Member of a Group*                              (a) [X]
                                                                                                 (b) [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         3        SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
         4        Source of Funds*
                  Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
         5        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         6        Citizenship or Place of Organization
                  United States

-----------------------------------------------------------------------------------------------------------------------------------
Number of         7        Sole Voting Power:  None
Shares
Beneficially      ------------------------------------------------------------------------------------------------------------------
Owned             8        Shared Voting Power:  3,802,650 shares of common stock, par value of $0.01 per share**
by Each
Reporting         ------------------------------------------------------------------------------------------------------------------
Persons with      9        Sole Dispositive Power: None

                  ------------------------------------------------------------------------------------------------------------------
                  10       Shared Dispositive Power:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by Each Reporting Person:  3,802,650 shares of common stock, par value of $0.01 per share**

-----------------------------------------------------------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

-----------------------------------------------------------------------------------------------------------------------------------
         13       Percent of Class Represented by Amount in Row (11): 75.7%**

-----------------------------------------------------------------------------------------------------------------------------------
         14       Type of Reporting Person*
                           IN

-----------------------------------------------------------------------------------------------------------------------------------

      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

      ** See Item 5 below.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on May 7, 1999 by Hilite Holdings, LLC ("Buyer"). This Amendment No. 1 to Schedule 13D relates to the common stock, $0.01 par value per share (the "Shares") of Hilite Industries, Inc., a Delaware corporation (the "Company"). The principal office of the Company is at 1671 S. Broadway, Carrollton, Texas 75006. On April 26, 1999, Buyer, Hilite Mergeco, Inc. ("Merger Subsidiary"), and the James E. Lineberger, Jr. Trust, Geoffry S. Lineberger Trust, Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan (collectively, the "Continuing Stockholders") entered into the Stockholders Agreement (the "Stockholders Agreement"). As a result of entering into the Stockholders Agreement, Buyer, Merger Subsidiary and the Continuing Stockholders have formed a group for the purpose and as described below.
Buyer, Merger Subsidiary and the Continuing Stockholders are collectively referred to herein as the "Reporting Persons". The following amendments to Items 2 and 5 of Schedule 13D are hereby made. This Amendment No. 1 supersedes the Statement on Schedule 13D filed with the Securities Exchange Commission on May 7, 1999 by Merger Subsidiary.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended as follows:

(a) - (d) The information set forth in the Company's Offer to Purchase, dated as of May 3, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as
Exhibit 2(a), under "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" is incorporated herein by reference.

         The trustees of the James E. Lineberger, Jr. Trust and the Christopher Lineberger Trust are James E. Lineberger, Jr. and Harrietjo Lineberger. The trustees of the Geoffry S. Lineberger Trust are James E. Lineberger, Jr. and Christopher Lineberger. James E. Lineberger and Harrietjo Lineberger are husband and wife and the parents of James E. Lineberger, Jr., Christopher Lineberger and Geoffry S. Lineberger. James E. Lineberger is the Chairman of the Board of Directors of the Company. James E. Lineberger and James E. Lineberger, Jr. are each associated with the firm Lineberger & Co., LLC., a private investment company engaged in the acquisition of publicly-owned companies, subsidiaries or divisions of large corporations and privately owned businesses. The address of each of the above trusts is: 1120 Boston Post Road, Darien, CT 06820.

         Daniel W. Brady is the General Partner of The Brady Family Limited Partnership. Mr. Brady is associated with Lineberger & Co., LLC. Mr. Brady is also Chief Executive Officer and Vice-Chairman of the Board of Directors of the Company. The address of The Brady Family Partnership is 2845 Parkwood Lane, Aurora, IL 60504.

         Samuel M. Berry is President, Chief Operating Officer and a Director of the Company. Chris A. Curto is Controller of the Company. Arthur D. Johnson is Vice-President of Operations of the Company. Donald M. Maher is Vice-President-Sales and Marketing of the Company. Ronald E. Reinke is Vice President-Engineering of the Company. Willie Vercher is the Plant Manager at the Fort Worth, Texas facility (MAPCO) of the Company. Dr. Krishnamurthy Sundararajan is the General Manager of the NASS division of the Company. The address of each of the above persons is: c/o Hilite Industries, Inc., 1671 S. Broadway, Carrollton, Texas 75006.

(e) - (f) None of the Reporting Persons, nor any natural person listed in the Offer to Purchase under "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" during the past five years, to its or his knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) other than as set forth in "SCHEDULE I. Directors and Executive Officers of the Company," was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended as follows:

(a) - (b) On April 26, 1999, the Company, Buyer and Merger Subsidiary entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, on May 3, 1999, the Company made an offer (the "Offer") to purchase all of its outstanding common shares of common stock, par value $0.01 per share (the "Shares"). Pursuant to the Merger Agreement, Buyer agreed to purchase, after the expiration of the Offer but immediately prior to its consummation, 1,681,414 newly issued Shares (the "Buyer Shares"). As a result of Buyer's agreement to purchase the Buyer Shares, Buyer may be construed as being the beneficial owner of the Buyer Shares, which, after giving effect to the purchase of the Buyer Shares, the consummation of the Offer and the consummation of the merger of Merger Subsidiary with and into the Company pursuant to the Merger Agreement (the "Merger"), will constitute approximately 92.2% of the outstanding Shares.

Buyer and Merger Subsidiary have also entered into a Stockholders Agreement, dated as of April 26, 1999, with the Continuing Stockholders (the "Stockholders Agreement"), providing, subject to certain conditions, for (i) the tender, pursuant to the Offer to Purchase, of certain Shares owned or controlled by the Continuing Stockholders, (ii) the retention by the Continuing Stockholders of certain Shares owned or controlled by them and (iii) the grant of an irrevocable proxy to Buyer by the Continuing Stockholders to vote all Shares owned or controlled by them in favor of the Merger and with respect to certain other matters as described more fully in the Stockholders Agreement. The Continuing Stockholders own in the aggregate 3,802,650 Shares (including 96,150 Shares issuable upon the exercise of options granted pursuant to the 1993 Stock Option
Plan). Each of the Reporting Persons may be construed as being the beneficial owners of 3,802,650 Shares. Such Shares constitute 75.7% of the outstanding Shares.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 1999


                             HILITE INDUSTRIES, INC.

                             /s/ SAMUEL M. BERRY
                              ------------------------------------
                             By:      Samuel M. Berry
                                      President and Chief Operating Officer

                             HILITE HOLDINGS, LLC

                             /s/ JOSEPH W. CARRERAS
                              ------------------------------------
                             By:      Joseph W. Carreras
                                      President

                             HILITE MERGECO, INC.

                             /s/ JOSEPH W. CARRERAS
                              ------------------------------------
                             By:      Joseph W. Carreras
                                      President

                             JAMES E. LINEBERGER, JR. TRUST

                             /s/ JAMES E. LINEBERGER, JR.
                             ------------------------------------
                             By:      James E. Lineberger, Jr.
                                      Trustee

                             GEOFFRY S. LINEBERGER TRUST

                             /s/ JAMES E. LINEBERGER, JR.
                             ------------------------------------
                             By:      James E. Lineberger, Jr.
                                      Trustee

                             CHRISTOPHER LINEBERGER TRUST

                             /s/ JAMES E. LINEBERGER, JR.
                              ------------------------------------
                             By:      James E. Lineberger, Jr.
                                      Trustee

                             THE BRADY FAMILY LIMITED PARTNERSHIP

                             /s/ DANIEL W. BRADY
                             ------------------------------------
                             By:      Daniel W. Brady
                                      General Partner

                             /s/ SAMUEL M. BERRY
                             --------------------------------------
                             Samuel M. Berry


                             /s/ CHRIS A. CURTO
                             -------------------------------------
                             Chris A. Curto


                             /s/ ARTHUR D. JOHNSON
                             ------------------------------------
                             Arthur D. Johnson


                             /s/ RONALD E. REINKE
                             ------------------------------------
                             Ronald E. Reinke


                             /s/ DONALD M. MAHER
                             ------------------------------------
                             Donald M. Maher


                             /s/ WILLIE VERCHER
                             ------------------------------------
                             Willie Vercher


                             /s/ DR. KRISHNAMURTHY SUNDARARAJAN
                             ------------------------------------
                             Dr. Krishnamurthy Sundararajan